SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Netergy Microelectronics, Inc.	California, USA
Visit, Inc.	California, USA
Central Host, Inc.	California, USA
Contactual, Inc.	Delaware, USA
Zerigo, Inc.	Colorado, USA